FY2003 Interim Consolidated Financial Results
                     (Prepared in accordance with U.S. GAAP)
                      (Six months ended September 30, 2003)


                                                                October 28, 2003


Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama,  Representative Board Director,
                                                     President of Corporate Executive Officers and COO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3342-7500
Date of board meeting approving the interim
financial results                                  : October 28, 2003
Adoption of U.S. GAAP                              : Yes

1.   Consolidated Results of FY2003 Interim (April 1, 2003 through September 30,
     2003)
(1)  Consolidated Financial Results

-----------------------------------------------------------------------------------------------------------
                                Net sales                Operating income        Income before income
                                                                                          taxes
-----------------------------------------------------------------------------------------------------------
                         Million yen         %        Million yen         %      Million yen         %
FY2003 interim             62,286          51.5           4,439           -         3,721            -
FY2002 interim             41,113                        (6,955)                   (6,660)
-----------------------------------------------------------------------------------------------------------
FY2002                     97,740                       (16,743)                  (18,688)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                Net income             Net income per share         Net income per share
                                                              (basic)                    (diluted)
-----------------------------------------------------------------------------------------------------------
                              Million yen       %              yen                          yen
FY2003 interim                    2,453         -             24.96                        24.94
FY2002 interim                   (3,769)                     (38.21)                      (38.21)
-----------------------------------------------------------------------------------------------------------
FY2002                          (12,994)                    (131.99)                     (131.99)
-----------------------------------------------------------------------------------------------------------

Note 1:  Equity in earnings of affiliates was -(Y)117 million in FY2003 interim,
         (Y)9 million in FY2002 interim and -(Y)109 million in FY2002, respectively.
Note 2:  No change in accounting practices was adopted during these periods.
Note 3: Average number of shares outstanding on a consolidated basis was 98,245,709 shares during FY2003 interim, 98,638,828 shares during FY2002 interim and 98,445,111 shares during FY2002, respectively.
Note 4: The percentages shown for net sales, operating income, income before income taxes and net income are changes from the corresponding six month period of the previous fiscal year.
Note 5: FY2002 interim was the first fiscal period in which Advantest prepared its Interim Earnings Digest (Consolidated) in accordance with U.S. GAAP. Since comparable data prepared in accordance with U.S. GAAP is not available for FY2001, percentage changes from FY2001 interim results have been omitted.

(2)  Consolidated Financial Position

-------------------------------------------------------------------------------------------------------------------------
                            Total assets         Stockholders' equity     Equity-to-assets ratio   Stockholders' equity
                                                                                                      per share
-------------------------------------------------------------------------------------------------------------------------
                             Million yen             Million yen                     %                    Yen
FY2003 interim                 287,094                  210,303                   73.2                  2,140.61
FY2002 interim                 286,644                  222,060                   77.5                  2,260.02
-------------------------------------------------------------------------------------------------------------------------
FY2002                         281,224                  210,663                   74.9                  2,144.23
-------------------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding on a consolidated basis at the end of each period was 98,244,608 in FY2003 interim, 98,255,729 shares in FY2002 interim and 98,246,359 shares in FY2002, respectively.

(3)  Consolidated Cash Flows

-------------------------------------------------------------------------------------------------------------------------
                           Cash flows from         Cash flows from         Cash flows from          Cash and cash
                        operating activities     investing activities    financing activities   equivalents at end of
                                                                                                        period
-------------------------------------------------------------------------------------------------------------------------
                            Million yen              Million yen             Million yen            Million yen
FY2003 interim                 13,361                  (2,263)                 (2,627)                 94,606
FY2002 interim                  1,905                  (5,194)                (12,346)                 89,480
-------------------------------------------------------------------------------------------------------------------------
FY2002                          4,967                  (8,419)                (14,488)                 87,338
-------------------------------------------------------------------------------------------------------------------------

(4)  Scope of Consolidation and Equity Method
     Number of consolidated subsidiaries:  42 companies
     Number of unconsolidated subsidiaries:  none
     Number of affiliates accounted for under the equity method:  none

(5)  Changes in Scope of Consolidation and Equity Method
     Consolidated subsidiaries
         (Newly included)           3 company
         (Excluded)                 2 company
     Affiliates accounted for under the equity method
         (Newly included)           none
         (Excluded)                 1 company

2. Projected Results for FY2003 (April 1, 2003 through March 31, 2004)
--------------------------------------------------------------------------------
               Net sales          Income before income         Net income
                                         taxes
--------------------------------------------------------------------------------
              Million yen             Million yen             Million yen
FY2003          145,000                  14,500                   9,000
--------------------------------------------------------------------------------
(Reference)  Projected net income per share for the fiscal year: (Y)91.61

Figures presented in this Earning Digest have been rounded to the nearest million yen.
For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Fiscal Year" appearing elsewhere in the document.



         Cautionary Statement with Respect to Forward-Looking Statements

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

1.  Management Policy

Advantest's Basic Management Policy

         Advantest believes that its mission is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy

         Advantest is focused on improving operating results through establishing a operating structure that responds timely to market changes, promoting early development of key future technologies and providing timely customer solutions under the concept of "GETsolution".1

         Advantest hopes that its listing on the New York Stock Exchange in September 2001 will create advantages for its overseas operations, particularly in the U.S., and will seek to strengthen its investor relations and disclosure efforts and increase public recognition of the company.

         In October 2001, Advantest launched a company-wide initiative called "Initiative 21". This initiative seeks to promote new ideas and improvement strategies at all levels of the company, from divisions ranging from sales, development and manufacturing to maintenance and administration, with an aim toward strengthening the company's competitiveness. Advantest expects to achieve further growth and fulfill its social mission by having each employee take the initiative to tackle new issues. This initiative will continue into 2004, the year of Advantest 50th anniversary.

    *1 GETsolution (Globally Enabled Total solution) is Advantest's service business designed to provide a set of comprehensive solutions to deal with issues ranging from the design to the delivery of semiconductors.

Target Financial Index

         Advantest uses "AVA" (Advantest Value Added), a financial index composed of profit margin, ROE, cash flow and EVA (Economic Value Added)2, and other indexes, to measure its business performance. Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% with an aim to further increase corporate value and shareholder value.

    *2   "EVA" is a registered trademark of Stern Steward & Co.

Basic Policy on Distribution of Profits

         Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.

         With respect to the direct distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts subject to its financial condition.

         Retained profits are invested in new businesses, research and development, streamlining efforts and overseas expansion to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit

         As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and expanding its investor base. Back in August 1995, the company reduced the minimum investment unit for its shares from 1000 to 100 shares.

         As Advantest considers the current liquidity level of its shares to be sufficient and expects any further reduction of investment unit to require significant costs, it is cautious about implementing any further reductions and will do so only after careful consideration of prevailing market conditions, business performance, share prices and other factors.

Advantest's Basic View on Corporate Governance; State of Implementation of Corporate Governance

(Advantest's Basic View on Corporate Governance)

         Advantest intends to strengthen its global competitiveness by enhancing information disclosure to shareholders and investors.

(State of Implementation of Corporate Governance)

         In order to ensure timely response to rapid changes in the business environment and to strengthen corporate governance, Advantest reorganized several aspects of its management structure in June 2003, including changes to its Board of Directors and the introduction of the Executive Officer system. The Board of Directors, which consists of 7 members and is the ultimate decision-making organ, is in charge of formulating business policies and strategies, as well as monitoring and supervising the company's operations. Executive Officers, on the other hand, are delegated significant authority for executing operations speedily and efficiently.

         Advantest adopts a Board of Corporate Auditors system. In an effort to strengthen internal auditing, Advantest has in June 2003 increased the number of part-time outside auditor from one to two.

         In addition to regular auditing services, Advantest receives advice for strengthening corporate governance from its outside auditors. In addition, Advantest obtains advice from both Japanese and foreign legal counsels whenever necessary.

         In July 2003, Advantest established the Corporate Social Responsibility Committee ("CSR Committee") to monitor and supervise the Company's activities from the view of corporate social responsibility. The CSR Committee oversees the Disclosure Committee, the Committee on Environmental Conservation, the Information Security Committee and the Human Rights Committee, each of which had until then operated separately.


2.  Business Results and Financial Condition

(1)   Business Results

Interim Fiscal Period Results

         During the interim fiscal period, business conditions affecting the Company have generally improved due to an increased appetite for capital expenditures in the semiconductor manufacturing industry, as stimulated by the strong performance of digital consumer products, including digital cameras and DVDs, stable DRAM prices, and improved demand for personal computers.

         Under this environment, Advantest made concentrated efforts to increase incoming orders and expand sales through the timely introduction of new products. In addition to its continued efforts to reduce fixed costs, Advantest and its group companies combined forces in a drive towards attaining profitability, including the reorganization of manufacturing operations which involved the establishment of Advantest Manufacturing, Inc. on July 1, 2003 to consolidate certain of its manufacturing subsidiaries.

         As a result of the above, as compared to the corresponding period for the previous fiscal year, incoming orders increased by 76.6% to (Y)80.2 billion, net sales increased by 51.5% to (Y)62.2 billion, while income before income taxes and net income both returned profitable, at (Y)3.7 billion and (Y)2.4 billion, respectively. Overseas sales as a percentage of total sales was 60.2%, as compared to 57.5% in the corresponding period for the previous fiscal year.

         In the automated test equipment segment, flash memory testers in the memory tester market performed strongly both domestically and overseas. In addition, DRAM testers experienced solid sales in Japan and Asia, particular with respect to new models such as the T5593 high-speed memory tester for next generation DDR memory.

         In the SoC (System-on-a-chip) tester market, testers for SoC used in digital consumer devices and testers for LCD driver ICs continued their robust sales, particularly in Japan. In addition, Advantest has introduced new products aiming at the CCD market. Advantest has also launched the T2000 series, which are new-concept SoC testers based on OPENSTARTM.3

         As a result of the above, as compared to the corresponding period for the previous fiscal year, incoming orders in the automated test equipment segment increased by 86.0% to (Y)74.2 billion, while net sales of the segment increased by 60.0% to (Y)56.2 billion. Overseas sales as a percentage of total sales in the automated test equipment segment was 63.6%, as compared to 62.5% in the corresponding period for the previous fiscal year.

         In the measuring instrument segment, the wireless communication market has generally continued to experience weak demand due to delays in the launch of IMT20004 services, even though certain markets, such as the wireless LAN market in Taiwan, proved to be robust. For the wireless communication market, Advantest has introduced new products based on its WMT5 platform, including a high-performance signal analyzer for the next generation of mobile communication.

         Fiber optic communication continued to be a challenging market due to continued restraints in investment.

         As a result of the above, incoming orders in the measuring instrument segment, as compared with the corresponding period for the previous fiscal year, increased by 8.7% to (Y)6.0 billion, while net sales of the segment increased by 1.6% to (Y)6.0 billion. Overseas sales as a percentage of total sales in the measuring instrument segment was 28.7%, as compared to 27.9% in the corresponding period for the previous fiscal year.


    *3 OPENSTARTM - The name of an open architecture standard published by the Semiconductor Test Consortium, Inc.
    *4 "IMT2000" - International Mobile Communications 2000. The third generation of digital mobile communication technology.
    *5 WMT (Wizard of Module Test) is a common platform proprietarily developed by Advantest for measuring instruments.

         On August 1, 2003, Advantest and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to be exempted from obligation for benefits related to future employee service under the substitutional portion of its Employees' Pension Fund plans as part of the transfer of its Employees' Pension Fund plans to the Japanese government pursuant to the Defined Benefit Corporate Pension Law. Advantest and these consolidated domestic subsidiaries expect to recognize, upon completion of the transfer to the government of the substitutional portion, any loss or gains resulting therefrom in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As a result, Advantest does not expect the transfer to have any effect on its results of this interim fiscal period or fiscal year 2003.

[Distribution of Profits]

         Despite Advantest's success during this interim fiscal period in returning to profitability from the significant net losses of the preceding year, business conditions are still not in a state to permit general optimism. Based on the profit distribution policy described above, Advantest expects to distribute an interim dividend of (Y)15 per share as originally forecasted.


Prospects for the  Fiscal Year

         With respect to business conditions in the upcoming future, expectations are high for semiconductor-related capital expenditures resulting from the continued success of digital consumer devices and recovering demand for personal computers. However, factors such as the strengthening of Yen and unclear prospect of the economy are expected to continue their dampening effect on optimism.

         In the automated test equipment segment, demand is expected to grow as a result of introductions of memory tester products including new DRAM testers and flash memory testers. In addition, the robust sales of testers for SoC and LCD driver IC are expected to continue. The T2000 series testers based on OPENSTARTM is also expected to contribute to revenues as full-scale shipment begins.

         In the measuring instrument segment, anticipated increases in capital expenditure for third generation mobile phone facilities are not expected to materialize until 2004 or later. In addition, the fiber optic communication market is generally expected to remain weak as capital expenditure for backbone communication networks continues to provide slim hope of recovery.

         Responding to the above situation, Advantest plans to focus on improvement of profitability through revenue growth generated by introduction of new products, continued renovation of business process and cost-cutting efforts, including an initiative currently in progress to restructure its manufacturing organizations.

         As a result of the above, net sales for the fiscal year are currently estimated to increase by 48.4% to (Y)145.0 billion, while income before income taxes is estimated at (Y)14.5 billion and net income at (Y)9.0 billion.

         Furthermore, net sales by segment for the fiscal year are currently estimated to increase by 55.5% to (Y)132.0 billion in the automated test equipment segment and by 1.3% to (Y)13.0 billion in the measuring instrument segment.

         In addition, Advantest plans to conduct a share exchange to acquire a 100% ownership of its subsidiary, Japan Engineering Co., Ltd. (For further details please refer to a press release entitled "Japan Engineering Co., Ltd. to become a wholly-owned subsidiary through share exchange" distributed by Advantest today.)

[Profit Distribution Forecast]

         Based on the business prospects and profit distribution policy described above, Advantest expects to pay interim dividends of (Y)15 per share (or (Y)30 per share for the fiscal year upon distribution of year-end dividends) as originally forecasted.

(2)   Financial Condition

         Cash and cash equivalents held at September 30, 2003 were (Y)94.6 billion, an increase of (Y)7.2 billion from March 31, 2003. Significant cash flows during this fiscal year and their causes are described below.

         Net cash provided by operating activities was an inflow of (Y)13.3 billion. This amount was primarily attributable to net income of (Y)2.4 billion and a (Y)6.1 billion increase in accounts payable.

         Net cash used in investment activities was an outflow of (Y)2.2 billion. This amount was primarily attributable to capital expenditures of
(Y)2.2 billion, including capital expenditures relating to assets used for leasing activity ((Y)1.1 billion).

         Net cash used in financing activities was an outflow of (Y)2.6 billion. This amount was primarily attributable to the repayment of debt of a newly consolidated subsidiary ((Y)1.5 billion).

                           Advantest Corporation - Consolidated (FY2003 Interim)

I.  Interim Consolidated Financial Statements, etc.
  1.  Interim Consolidated Financial Statements
   (i)  Interim Consolidated Balance Sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Summary balance sheet
                                                        FY2002 interim                 FY2003 interim            of FY2002
                                                             (As of                        (As of                  (As of
                                                       September 30, 2002)          September 30, 2003)         March 31, 2003)
-----------------------------------------------------------------------------------------------------------------------------------
                                        Notes      Amount       Percentage      Amount      Percentage       Amount      Percentage
                                                (in million        (%)       (in million       (%)        (in million        (%)
                                                    yen)                        yen)                          yen)
-----------------------------------------------------------------------------------------------------------------------------------
          (Assets)
Cash and cash equivalents                          89,480                       94,606                      87,338

Trade accounts receivable,               *1        33,620                       44,089                      42,921
less allowance for doubtful
accounts

Inventories                                        46,588                       34,346                      34,995

Deferred tax assets                                13,065                       13,556                      14,158

Other current assets                                2,787                        2,251                       2,603
                                                ---------                    ---------                   ---------
  Total current assets                            185,540         64.7         188,848         65.8        182,015         64.7

Investment securities                   Note 3      7,882          2.7           7,480          2.6          6,928          2.5

Property, plant and equipment,
net                                     *2 *3      57,750         20.2          53,688         18.7         55,431         19.7

Deferred tax assets                                26,709          9.3          29,647         10.3         29,215         10.4

Intangible assets - at cost,                        6,292          2.2           5,196          1.8          5,291          1.9
less accumulated depreciation
and amortization

Other assets                                        2,471          0.9           2,235          0.8          2,344          0.8
                                                ---------                    ---------                   ---------
   Total assets                                   286,644        100.0         287,094        100.0        281,224        100.0
                                                ---------                    ---------                   ---------
-----------------------------------------------------------------------------------------------------------------------------------

                                PART 3 TO FOLLOW




------------------------------------------------------------------------------------------------------------------------------------
                                                        FY2002 interim              FY2003 interim            Summary balance
                                                        (As of                      (As of                    sheet of FY2002
                                                        September 30, 2002)         September 30, 2003)       (As of
                                                                                                              March 31, 2003)
----------------------------------------------------------------------------------------------------------------------------------
                                                  Notes Amount          Percentage  Amount      Percentage    Amount      Percentage
                                                        (in million     (%)         (in million (%)           (in million (%)
                                                        yen)                          yen)                    yen)
----------------------------------------------------------------------------------------------------------------------------------

                 (Liabilities)
Current installments of long-term debt            *3            43                    2,243                   2,243

Current installments of obligations under                      185                       48                     114
capital leases

Trade accounts payable                                       8,146                   16,496                  10,787

Income taxes payable                                           699                    1,963                   1,949

Deferred tax liabilities                                        40                       14                       0

Accrued bonus                                                1,972                    1,682                   2,098

Accrued expenses                                             7,195                    8,320                   8,811

Accrued warranty expenses                                    1,778                    2,367                   2,396
                                                        ----------                 --------                --------
  Total current liabilities                                 20,058       6.9         33,133      11.6        28,398       10.1

Long-term debt, excluding current installments    *3        26,847       9.4         24,604       8.6        24,626        8.8

Obligations under capital leases, excluding                     56       0.0              9       0.0            19        0.0
current installments

Deferred tax liabilities                                       616       0.2            574       0.2           461        0.2

Accrued pension and severance cost                          14,577       5.1         15,172       5.3        14,219        5.0

Other long-term liabilities                                  2,196       0.8          2,986       1.0         2,526        0.9
                                                        ----------                 --------                --------
   Total liabilities                                        64,350      22.4         76,478      26.7        70,249       25.0
                                                        ----------                 --------                --------

             (Minority interests)
Minority interests                                             234       0.1            313       0.1           312        0.1

            (Stockholders' equity)

Common stock                                                32,363      11.3         32,363      11.3        32,363       11.5

Capital surplus                                             32,973      11.5         32,973      11.5        32,973       11.7

Retained earnings                                          173,737      60.6        164,017      57.1       162,547       57.8

Accumulated other comprehensive income (loss)     *4        (3,898)     (1.3)        (5,873)     (2.1)       (4,055)      (1.4)

Treasury stock                                             (13,115)     (4.6)       (13,177)     (4.6)      (13,165)      (4.7)
                                                        ----------                 --------                --------
   Total stockholders' equity                              222,060      77.5        210,303      73.2       210,663       74.9
                                                        ----------                 --------                --------
   Total liabilities and stockholders' equity              286,644     100.0        287,094     100.0       281,224      100.0
                                                        ----------                 --------                --------

------------------------------------------------------------------------------------------------------------------------------------

  (Notes)

------------------------------------------------------------------------------------------------------------------------------------

                                                                  FY2002 interim             FY2003 interim       Summary balance
                                                                                                                     sheet of FY2002

                                                            (As of September 30, 2002) (As of September 30, 2003)  (As of
                                                                                                                   March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Amount                     Amount                    Amount
                                                                 (in million yen)           (in million yen)        (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
    *1. Allowance for doubtful accounts                                     476                     2,214                     1,240
------------------------------------------------------------------------------------------------------------------------------------
    *2. Accumulated depreciation on property, plant and                  65,774                    69,182                    67,028
        equipment
------------------------------------------------------------------------------------------------------------------------------------
    *3. Collateralized assets and secured obligations
          Property, plant and equipment                                     421                       409                       415
          Obligations secured by the above                                   60                        46                        53
------------------------------------------------------------------------------------------------------------------------------------
    *4. Accumulated other comprehensive income (loss)
          Foreign currency translation adjustment                        (3,873)                   (6,488)                   (4,111)
          Net unrealized gain (loss) on available-for-sale                  (25)                      615                        56
          securities
------------------------------------------------------------------------------------------------------------------------------------
    5. Net assets per share (in yen)                                   2,260.02                  2,140.61                   2,144.23
------------------------------------------------------------------------------------------------------------------------------------

  (Notes)

         (ii) Interim Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------------
                                                    FY2002 interim               FY2003 interim          Summary statement of income
                                                                                                                      of FY2002
                                                (April 1, 2002 through       (April 1, 2003 through           (April 1, 2002 through
                                                 September 30, 2002)           September 30, 2003)                 March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                      Notes          Amount      Percentage        Amount      Percentage      Amount     Percentage
                                               (in million yen)     (%)      (in million yen)     (%)        (in million yen)    (%)
---------------------------------------------------------------------------------------------------------------------------
  Net sales                                             41,113     100.0               62,286    100.0               97,740  100.0

  Cost of sales                                         22,959      55.8               31,801     51.1               56,551   57.9
                                                      --------                        -------                     ---------
    Gross profit                                        18,154      44.2               30,485     48.9               41,189   42.1

  Research and development expenses                     11,586      28.2               10,749     17.3               23,615   24.1

  Selling, general and administrative                   13,523      32.9               15,297     24.5               34,317   35.1
  expenses
                                                      --------                        -------                     ---------
    Operating income (loss)                             (6,955)    (16.9)               4,439      7.1              (16,743)  (17.1)

  Other income (expense):

    Interest and dividends income               228                            163                              407

    Interest expense                           (247)                          (248)                            (490)

    Minority interests                          (41)                            (5)                            (107)

    Equity in earnings (losses) of                9                           (117)                            (109)
    affiliates

    Other                                       346        295       0.7      (511)      (718)    (1.1)      (1,646) (1,945)   (2.0)
                                              ----------------               ----------------              ------------------
    Income (loss) before income taxes                   (6,660)    (16.2)               3,721      6.0              (18,688)  (19.1)

  Income Taxes                                          (2,891)     (7.0)               1,268      2.1               (5,694)   (5.8)
                                                      --------                        -------                       ---------
    Net income (loss)                                   (3,769)     (9.2)               2,453      3.9              (12,994)  (13.3)

                                                      --------                        -------                       ---------

------------------------------------------------------------------------------------------------------------------------------------
                                               FY2002 interim               FY2003 interim           Summary statement of income
                                                                                                              of FY2002
                                           (April 1, 2002 through       (April 1, 2003 through          (April 1, 2002 through
                                            September 30, 2002)           September 30, 2003)              March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                   Notes          Amount                      Amount                          Amount
                                                  (in yen)                    (in yen)                        (in yen)
------------------------------------------------------------------------------------------------------------------------------------
  Net income per share
  (Net loss per share)
     Basic                                         (38.21)                     24.96                           (131.99)
     Diluted                                       (38.21)                     24.94                           (131.99)
------------------------------------------------------------------------------------------------------------------------------------


         (iii) Interim Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                          FY2002 interim            FY2003 interim      Statement of stockholders'
                                                                                                             equity of FY2002
                                                      (April 1, 2002 through    (April 1, 2003 through    (April 1, 2002 through
                                                        September 30, 2002)       September 30, 2003)         March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                             Notes           Amount                    Amount                     Amount
                                                        (in million yen)          (in million yen)           (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
  Common stock :
     Balance at beginning of period                             32,363                    32,363                     32,363
                                                 -----------------------------------------------------------------------------------
     Balance at end of period                                   32,363                    32,363                     32,363
                                                 -----------------------------------------------------------------------------------
  Capital surplus :

     Balance at beginning of period                             32,973                    32,973                     32,973
                                                 -----------------------------------------------------------------------------------
     Balance at end of period                                   32,973                    32,973                     32,973
                                                 -----------------------------------------------------------------------------------
  Retained earnings :

     Balance at beginning of period                            178,998                   162,547                    178,998

     Net income (loss)                                          (3,769)                    2,453                    (12,994)

     Cash dividends                                             (1,492)                     (983)                    (3,457)
                                                 -----------------------------------------------------------------------------------
     Balance at end of period                                  173,737                   164,017                    162,547
                                                 -----------------------------------------------------------------------------------
  Accumulated other comprehensive
  income (loss):

     Balance at beginning of period                             (1,184)                   (4,055)                    (1,184)

     Other comprehensive income (loss),                         (2,714)                   (1,818)                    (2,871)
     net of tax
                                                 -----------------------------------------------------------------------------------
     Balance at end of period                                   (3,898)                   (5,873)                    (4,055)
                                                 -----------------------------------------------------------------------------------
  Treasury stock :

     Balance at beginning of period                             (2,434)                  (13,165)                    (2,434)

     Treasury stock purchased                                  (10,681)                      (12)                   (10,731)
                                                 -----------------------------------------------------------------------------------
     Balance at end of period                                  (13,115)                  (13,177)                   (13,165)
                                                 -----------------------------------------------------------------------------------
        Total stockholders' equity                             222,060                   210,303                    210,663
------------------------------------------------------------------------------------------------------------------------------------

  Disclosure of comprehensive income (loss) :

     Net income (loss)                                          (3,769)                    2,453                    (12,994)

     Other comprehensive income (loss), net of                  (2,714)                   (1,818)                    (2,871)
     tax
                                                 -----------------------------------------------------------------------------------
     Total comprehensive income (loss)                          (6,483)                      635                    (15,865)
------------------------------------------------------------------------------------------------------------------------------------

         (iv)  Interim Consolidated Statements
               of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------

                                                                     FY2002 interim          FY2003 interim       Summary statement
                                                                                                                   of cash flows of
                                                                                                                    FY2002
                                                                  (April 1, 2002 through  (April 1, 2003 through  (April 1, 2002 through
                                                                    September 30, 2002)     September 30, 2003)      March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Amount                  Amount                  Amount
                                                                    (in million yen)        (in million yen)        (in million yen)
------------------------------------------------------------------------------------------------------------------------------------

  I  Cash flows from operating activities:

        Net income (loss)                                                    (3,769)                   2,453          (12,994)

        Adjustments to reconcile net income (loss) to net cash provided by operating activities:

           Depreciation and amortization                                       5,582                   4,857            10,942

           Provision for doubtful accounts                                       (57)                    974               707

           Loss (gain) on sale of marketable securities, net                       -                    (174)                -

           Loss (gain) on sale of non-marketable securities, net                   6                       -               144

           Equity in losses (earnings) of affiliates                              (9)                    117               109

           Loss (gain) on sale of property, plant and equipment                    4                     (12)                2

           Deferred income taxes                                              (3,818)                   (231)           (8,012)

           Decrease (increase) in trade accounts receivable                   (1,272)                 (2,509)          (11,634)

           Decrease (increase) in inventories                                  5,928                   1,028            17,415

           Increase (decrease) in trade accounts payable                       4,022                   6,105             6,963

           Increase (decrease) in income taxes payable                           628                      12             1,878

           Increase (decrease) in accrued expenses and bonus                  (5,623)                   (659)           (3,973)

           Increase (decrease) in accrued warranty expenses                   (1,058)                    (45)             (440)

           Other                                                               1,341                   1,445             3,860
                                                                 -------------------------------------------------------------------
              Net cash provided by operating activities                        1,905                  13,361             4,967
                                                                 -------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                      FY2002 interim          FY2003 interim       Summary statement
                                                                                                                     of cash flows
                                                                                                                         FY2002
                                                                     (April 1, 2002 through  (April 1, 2003 through  (April 1, 2002 through
                                                                       September 30, 2002)     September 30, 2003)   March 31, 2003)
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Amount                   Amount                 Amount
                                                                    (in million yen)         (in million yen)       (in million yen)
------------------------------------------------------------------------------------------------------------------------------------

  II   Cash flows from investing activities:

        Proceeds from sale of marketable securities                                 -                     236                     -

        Proceeds from sale of non-marketable securities                             2                     301                     7

        Acquisition, net of cash                                                    -                     174                     -

        Purchases of non-marketable securities                                      -                  (1,000)               (1,000)

        Proceeds from sale of property, plant and equipment                        83                     277                   583

        Purchases of intangible assets                                           (551)                   (135)                 (947)

        Purchases of property, plant and equipment                             (4,108)                 (2,127)               (6,827)

        Other                                                                    (620)                     11                  (235)
                                                                   -----------------------------------------------------------------
           Net cash used in investing activities                               (5,194)                 (2,263)               (8,419)
                                                                   -----------------------------------------------------------------

  III  Cash flows from financing activities:

        Principal payments on long-term debt                                      (21)                    (22)                  (42)

        Payments on obligations under capital leases                             (152)                    (76)                 (260)

        Payments to acquire treasury stock                                    (10,681)                    (12)              (10,733)

        Dividends paid                                                         (1,492)                   (981)               (3,453)

        Payments on obligations of newly consolidated subsidiary                    -                  (1,568)                    -

        Other                                                                       -                      32                     -
                                                                   -----------------------------------------------------------------
           Net cash used in financing activities                              (12,346)                 (2,627)              (14,488)
                                                                   -----------------------------------------------------------------
  IV   Net effect of exchange rate changes on cash and cash                      (817)                 (1,203)                 (654)
       equivalents
                                                                   -----------------------------------------------------------------
  V    Net change in cash and cash equivalents                                (16,452)                  7,268               (18,594)
  VI   Cash and cash equivalents at beginning of period                       105,932                  87,338               105,932
                                                                   -----------------------------------------------------------------
  VII  Cash and cash equivalents at end of period                              89,480                  94,606                87,338
------------------------------------------------------------------------------------------------------------------------------------


                                PART 4 TO FOLLOW

Organization of the Advantest Group

                                                      Customers and Distributors

                                                         Advantest Corporation

---------------------------------------------------------------------------------------------------------------------
                                          Automated Test Equipment Segment
---------------------------------------------------------------------------------------------------------------------
Manufacturing Companies                                     Sales Companies

Advanmechatec Co., Ltd.                                     Advantest America, Inc.
Advantest DI Corporation                                    Advantest (Europe) GmbH
                                                            Advantest (Singapore) Pte. Ltd.
                                                            Advantest Taiwan Inc.

Engineering Service Companies                               Engineering Service Companies

Advansoft Development Corporation                           Advantest Taiwan Engineering Inc.
Advantest Tokyo Systems Co., Ltd.                           Advantest Test Engineering Corporation
Advantest Tohoku Systems Co., Ltd.                          Advantest Korea Co., Ltd.
Advantest Kansai Systems Co., Ltd.                          Advantest (Malaysia) Sdn. Bhd.
Advantest Kyushu Systems Co., Ltd.                          Advantest Philippines, Inc.
                                                            Advantest (Suzhou) Co., Ltd.
                                                            Advantest Shanghai Co., Ltd.

Manufacturing and Sales Company                             Manufacturing Company

Japan Engineering Co., Ltd.                                 Advantest Engineering (M) Sdn. Bhd.

                                                            Development Company

                                                            Advantest America R&D Center, Inc.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                                    All Segments
---------------------------------------------------------------------------------------------------------------------
Research and Development Company                            Regional Supervisory Companies

Advantest Laboratories Co., Ltd.                            Advantest America Corporation (Holding Co.)
                                                            Advantest Asia Pte. Ltd.

Leasing Company                                             Service and Others Companies

Advantest Finance Inc.                                      Advantest International Europe B.V.
                                                            Advantest Finance UK Limited

Used Product Sales Company

Electronic Retrofit Corporation

Engineering Service Company

Advantest Customer Support Corporation

Manufacturing Companies

Advantest Manufacturing, Inc. *1
Advanmicrotec Co., Ltd.

Logistics Company

Advantest Logistics Co., Ltd.

Service and Others Companies

Advanfacilities Co., Ltd.
Advantest Technical Information
  Service Corporation
Advantest Analysis Laboratory Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Corporation
Advantest Academy
Adantest Information Systems, Inc.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                            Measuring Instrument Segment
---------------------------------------------------------------------------------------------------------------------

Development Company                                         Sales Company

Advantest RF Tecnologies                                    Advantest America Measuring Solutions, Inc.

                                                            Development Company

                                                            Advantest Europe R&D S.A.R.L.
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                         Domestic                                                   Overseas
---------------------------------------------------------------------------------------------------------------------


Consolidated subsidiaries (23 domestic; 19 overseas; 42 total)                  Equity method subidiaries; none

:  Main flow of products and services

*1:     Advanelectron Co., Ltd. has changed its registered trade name to Advantest Manufacturing, Inc. on July 1, 2003.


                           Advantest Corporation - Consolidated (FY2003 Interim)


             Notes to the Interim Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

           Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

           Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares consolidated financial statements in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method

           Advantest's interim consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. All significant transactions, credit and debt between consolidated companies have been eliminated.

           The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

     ---------------------------------------------------------------------------------------------------
                                        FY2003 interim            FY2002
                                     (As of September 30,    (As of March 31,
                                             2003)                 2003)          Increase (decrease)
     ---------------------------------------------------------------------------------------------------
               Domestic                        23                   21                        2
               -----------------------------------------------------------------------------------------
                Overseas                       19                   20                       (1)
               -----------------------------------------------------------------------------------------
     Consolidated subsidiaries                 42                   41                        1
     ---------------------------------------------------------------------------------------------------
     Equity method affiliates                   0                    1                       (1)
      --------------------------------------------------------------------------------------------------
     Total                                     42                   42                        0
     ---------------------------------------------------------------------------------------------------


     Changes in the scope of consolidation:

          Newly included (3):           Advantest RF Technologies *1
                                        Advantest Information Systems, Inc. *2
                                        Japan Engineering Co., Ltd. *3
          Excluded (2):                 Advantest Instruments Co., Ltd. *4
                                        Advantest America Design Center, Inc.*5

     Changes in the scope of application of equity method:

          Excluded (1):                 Japan Engineering Co., Ltd. *3

     *1 Advantest RF Technologies was established on April 1, 2003 as a subsidiary to develop measuring instruments.
     *2 Advantest Information Systems was established on July 1, 2003 by spinning off Advantest's information system operations.
     *3 Japan Engineering Co., Ltd., which used to be an equity method affiliate, issued new shares to Advantest on August 5, 2003 and became a consolidated subsidiary.
     *4 Advantest Instruments Co., Ltd. was merged into Advanelectron Co., Ltd. on July 1, 2003 as part of an initiative to consolidate Advantest's manufacturing operations. In addition, Advanelectron Co., Ltd. has changed its registered name to Advantest Manufacturing, Inc.
     *5   Advantest America Design Center, Inc. closed operation on June 30,
          2003.

(Note 2)  Summary of Significant Accounting Policies and Practices

          There was no change in accounting practices.

          However, Advantest has adopted the following accounting standards effective from this interim fiscal period.

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Advantest adopted the provisions of SFAS No. 143 on April 1, 2003. The effect on Advantest's consolidated financial statements is insignificant.

          In December 2002, the Emerging Issues Task Force reached a final consensus on Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after June 15, 2003. The effect on Advantest's consolidated financial statements is insignificant.

          On August 1, 2003, Advantest and certain of its consolidated domestic subsidiaries received approval from the Minister of Health and Labor to be exempted from obligation for benefits related to future employee service under the substitutional portion of its Employees' Pension Fund plans as part of the transfer of its Employees' Pension Fund plans to the Japanese government pursuant to the Defined Benefit Corporate Pension Law. Advantest and these consolidated domestic subsidiaries expect to recognize, upon completion of the transfer to the government of the substitutional portion, any loss or gains resulting therefrom in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As a result, Advantest does not expect the transfer to have any effect on its results of this interim fiscal period or fiscal year 2003.

(Note 3)  Investment Securities

          Marketable securities consist of equity securities with an aggregate fair value of (Y)1,939 million, (Y)2,938 million and (Y)1,327 million, gross unrealized gains, which are determined based on the specific-identification method, of (Y)298 million, (Y)1,099 million and (Y)182 million, gross unrealized losses of (Y)265 million, (Y)7 million and (Y)28 million, and acquisition cost of (Y)1,906 million, (Y)1,846 million and (Y)1,173 million, each as of September 30, 2002, September 30, 2003 and March 31, 2003, respectively.

          Gross realized gains was (Y)174 million in FY2003 interim. Gross realized losses were (Y)148 million, (Y)774 million and (Y)1,876 million in FY2002 interim, FY2003 interim and FY2002, respectively. Gross realized loss was principally included in "other" of cash flows from operating activities in the interim consolidated statements of cash flows.

          Advantest maintains long-term investment securities, included in marketable securities and other investments, issued by nonpublic companies, which are recorded at cost. In addition, the fair values of such securities were not readily determinable.

(Note 4)  Basic and diluted net income (loss) per share

          Basic and diluted net income (loss) per share was computed as follows:

                                                              FY2002 interim
                                                           ---------------------

       Numerator:
          Net income (loss)                                      (3,769) million
                                                             ----------

       Denominator:
          Basic weighted average shares                      98,638,828  shares
          Dilutive effect of exercise of stock                        -  shares
          option and warrants                                ----------

          Diluted weighted average shares                    98,638,828  shares
                                                             ----------


                                                              FY2003 interim
                                                           ---------------------

       Numerator:
          Net income (loss)                                       2,453  million
                                                             ----------

       Denominator:
          Basic weighted average shares                      98,245,709  shares
          Dilutive effect of exercise of stock                  101,630  shares
          option and warrants                                ----------

          Diluted weighted average shares                    98,347,339  shares
                                                             ----------


                                                                  FY2002
                                                           ---------------------
       Numerator:
          Net income (loss)                                    (12,994)  million
                                                             -------------

       Denominator:
          Basic weighted average shares                      98,445,111  shares
          Dilutive effect of exercise of stock                        -  shares
          option and warrants
                                                             ----------

          Diluted weighted average shares                    98,445,111  shares
                                                             ----------


          At September 30, 2002, September 30, 2003 and March 31, 2003, stock options and warrants representing, upon exercise, 1,477,500 shares, 1,133,800 shares and 1,113,800 shares, respectively, were outstanding but were not included in the computation for net income per share (diluted) because the foregoing did not have any dilutive effect.

                           Advantest Corporation - Consolidated (FY2003 Interim)


      (Segment Information)
      1. Business Segment Information


      ------------------------------------------------------------------------------------------------------------------------------
                                                                      FY2002 interim                       FY2003 interim
                                                          (April 1, 2002                        (April 1, 2003
                                                              through          Percentage         through            Percentage
                                                        September 30, 2002)       (%)         September 30, 2003)       (%)
      ------------------------------------------------------------------------------------------------------------------------------
      Automated test equipment
                       Sales to unaffiliated customers               35,124             -                  56,200             -
                      --------------------------------------------------------------------------------------------------------------
                       Intersegment sales                                 -             -                       -             -
                      --------------------------------------------------------------------------------------------------------------
                 Net sales                                           35,124         100.0                  56,200         100.0
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating expenses                                  35,380         100.7                  45,702          81.3
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating income (loss)                               (256)         (0.7)                 10,498          18.7
      ------------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------------
      Measuring instruments

                       Sales to unaffiliated customers                5,989             -                   6,086             -
                      --------------------------------------------------------------------------------------------------------------
                       Intersegment sales                                 -             -                       -             -
                      --------------------------------------------------------------------------------------------------------------
                 Net sales                                            5,989         100.0                   6,086         100.0
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating expenses                                   9,064         151.3                   8,090         132.9
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating income (loss)                             (3,075)        (51.3)                 (2,004)        (32.9)
      ------------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------------
      Elimintation and corporate
                       Sales to unaffiliated customers                    -             -                       -             -
                      --------------------------------------------------------------------------------------------------------------
                       Intersegment sales                                 -             -                       -             -
                      --------------------------------------------------------------------------------------------------------------
                 Net sales                                                -             -                       -             -
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating expenses                                   3,624             -                   4,055             -
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating income (loss)                             (3,624)            -                  (4,055)            -
      ------------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------------
      Consolidated
                       Sales to unaffiliated customers               41,113             -                  62,286             -
                      --------------------------------------------------------------------------------------------------------------
                       Intersegment sales                                 -             -                       -             -
                      --------------------------------------------------------------------------------------------------------------
                 Net sales                                           41,113         100.0                  62,286         100.0
      ------------------------------------------------------------------------------------------------------------------------------
                 Operating expenses                                  48,068         116.9                  57,847          92.9
      ------------------------------------------------------------------------------------------------------------------------------
                  Operating income (loss)                            (6,955)        (16.9)                  4,439           7.1
      ------------------------------------------------------------------------------------------------------------------------------




                                                                         (In million yen)
      -----------------------------------------------------------------------------------
                                                                       FY2002
                                                        (April 1, 2002
                                                            through           Percentage
                                                        March 31, 2003)          (%)
      -----------------------------------------------------------------------------------
      Automated test equipment
                       Sales to unaffiliated customers           84,910                -
                      -------------------------------------------------------------------
                       Intersegment sales                             -                -
                      -------------------------------------------------------------------
                 Net sales                                       84,910            100.0
      -----------------------------------------------------------------------------------
                 Operating expenses                              84,445             99.5
      -----------------------------------------------------------------------------------
                 Operating income (loss)                            465              0.5
      -----------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------
      Measuring instruments

                       Sales to unaffiliated customers           12,830                -
                      -------------------------------------------------------------------
                       Intersegment sales                             -                -
                      -------------------------------------------------------------------
                 Net sales                                       12,830            100.0
      -----------------------------------------------------------------------------------
                 Operating expenses                              20,769            161.9
      -----------------------------------------------------------------------------------
                 Operating income (loss)                         (7,939)           (61.9)
      -----------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------
      Elimintation and corporate
                       Sales to unaffiliated customers                -                -
                      -------------------------------------------------------------------
                       Intersegment sales                             -                -
                      -------------------------------------------------------------------
                 Net sales                                            -                -
      -----------------------------------------------------------------------------------
                 Operating expenses                               9,269                -
      -----------------------------------------------------------------------------------
                 Operating income (loss)                         (9,269)               -
      -----------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------
      Consolidated
                       Sales to unaffiliated customers           97,740                -
                      -------------------------------------------------------------------
                       Intersegment sales                             -                -
                      -------------------------------------------------------------------
                 Net sales                                       97,740            100.0
      -----------------------------------------------------------------------------------
                 Operating expenses                             114,483            117.1
      -----------------------------------------------------------------------------------
                  Operating income (loss)                       (16,743)           (17.1)
      -----------------------------------------------------------------------------------



      (Notes) General corporate operating expenses included under "elimination and corporate" was (Y)3,624 million in FY2002 interim, (Y)4,055 million in FY2003 interim and (Y)9,269 million in FY2002. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.


      2. Geographic Segment Information (Based on Location of Customers)



      -----------------------------------------------------------------------------------------------------------------------
                                                                  FY2002 interim                      FY2003 interim
                 Net sales                          (April 1, 2002 through  Percentage  (April 1, 2003 through   Percentage
                                                     September 30, 2002)       (%)        September 30, 2003)       (%)
      -----------------------------------------------------------------------------------------------------------------------
                 North America                                  4,045            9.8                 3,879            6.2
                 ------------------------------------------------------------------------------------------------------------
                 Europe                                         3,870            9.4                 4,514            7.2
                 ------------------------------------------------------------------------------------------------------------
                  Asia                                         15,713           38.3                29,074           46.8
                 ------------------------------------------------------------------------------------------------------------
                       Overseas total                          23,628           57.5                37,467           60.2
                 ------------------------------------------------------------------------------------------------------------
                 Japan                                         17,485           42.5                24,819           39.8
                 ------------------------------------------------------------------------------------------------------------
                       Consolidated                            41,113          100.0                62,286          100.0
      -----------------------------------------------------------------------------------------------------------------------



                                                                          (In million yen)
      -----------------------------------------------------------------------------------
                                                                         FY2002
                 Net sales                          (April 1, 2002 through  Percentage
                                                       March 31, 2003)          (%)
      -----------------------------------------------------------------------------------
                 North America                                  8,666             8.9
                 ------------------------------------------------------------------------
                 Europe                                         8,940             9.1
                 ------------------------------------------------------------------------
                  Asia                                         41,261            42.2
                 ------------------------------------------------------------------------
                       Overseas total                          58,867            60.2
                 ------------------------------------------------------------------------
                 Japan                                         38,873            39.8
                 ------------------------------------------------------------------------
                       Consolidated                            97,740           100.0
      -----------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2003 Interim)


Supplemental Information to the FY2003 Interim Earnings Digest
   *All consolidated figures were prepared in accordance with U.S. GAAP.

      1. Summary of FY2003 Interim Results (April 1, 2003 through September 30,
         2003)


      (Consolidated)                                                           (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)               FY2002
      ==============================================================================================================================
      Net sales                                                 41.1                  62.2            51.5                 97.7
      -----------------------------------------------------------------------------------------------------------------------------
      Operating income (loss)                                   (6.9)                  4.4               -                (16.7)
      ------------------------------------------------------------------------------------------------------------------------------
      Income (loss) before income taxes                         (6.6)                  3.7               -                (18.6)
      ------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                         (3.7)                  2.4               -                (12.9)
      ------------------------------------------------------------------------------------------------------------------------------
      Total assets                                             286.6                 287.0             0.2                281.2
      ------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity                                     222.0                 210.3            (5.3)               210.6
      ------------------------------------------------------------------------------------------------------------------------------
      Net income (loss) per share (basic)(in yen)             (38.21)                24.96               -              (131.99)
      ------------------------------------------------------------------------------------------------------------------------------
      Net income (loss) per share (diluted)(in yen)           (38.21)                24.94               -              (131.99)
      ------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity per share (in yen)               2,260.02              2,140.61            (5.3)            2,144.23
      ------------------------------------------------------------------------------------------------------------------------------
      Net interest payment                                      (0.0)                 (0.0)              -                 (0.0)
      ------------------------------------------------------------------------------------------------------------------------------
      ROE(%)                                                       -                     -               -                 (5.8)
      ------------------------------------------------------------------------------------------------------------------------------


      (Unconsolidated) (Japanese GAAP)                                         (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
      Net sales                                                 31.9                  50.8            59.2                  76.6
      ------------------------------------------------------------------------------------------------------------------------------
      Operating income (loss)                                   (8.2)                  1.5               -                 (18.2)
      ------------------------------------------------------------------------------------------------------------------------------
      Ordinary income (loss)                                    (7.7)                  2.4               -                 (19.0)
      ------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                         (4.1)                  1.8               -                 (11.4)
      ------------------------------------------------------------------------------------------------------------------------------
      Total assets                                             244.6                 241.1            (1.4)                235.4
      ------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity                                     187.6                 179.5            (4.3)                178.2
      ------------------------------------------------------------------------------------------------------------------------------
      Net income per share (in yen)                           (42.23)                18.52               -               (116.49)
      ------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity per share (in yen)               1,909.49              1,827.98            (4.3)             1,814.36
      ------------------------------------------------------------------------------------------------------------------------------
      Dividends per share (in yen)                             20.00                 15.00           (25.0)                30.00
      ------------------------------------------------------------------------------------------------------------------------------


      2. Consoliated Net Sales by Business and Geographic Segment             (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
      By Business Segment                             FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
                      Wireless communication                     2.4                   2.1           (12.4)                  4.7
                      --------------------------------------------------------------------------------------------------------------
                      Fiber optic communication                  0.8                   0.5           (37.6)                  1.5
                      -------------------------------------------------------------------------------------------------------------
                      Other                                      2.7                   3.4            26.3                   6.5
                      -------------------------------------------------------------------------------------------------------------
      Measuring instruments total                                5.9                   6.0             1.6                  12.8
      -----------------------------------------------------------------------------------------------------------------------------
                      SoC                                        9.1                  11.6            27.9                  17.8
                      -------------------------------------------------------------------------------------------------------------
                      Memory                                    14.1                  27.1            92.3                  41.3
                      -------------------------------------------------------------------------------------------------------------
                      Handlers and device interfaces             8.4                  13.0            54.1                  18.9
                      -------------------------------------------------------------------------------------------------------------
                      Other                                      3.4                   4.3            26.7                   6.7
                      -------------------------------------------------------------------------------------------------------------
      Automated test equipment total                            35.1                  56.2            60.0                  84.9
      -----------------------------------------------------------------------------------------------------------------------------
      Net sales total                                           41.1                  62.2            51.5                  97.7
      -----------------------------------------------------------------------------------------------------------------------------


      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
      By Geographic Segment                           FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
       Domestic total                                           17.4                  24.8            41.9                  38.8
      ------------------------------------------------------------------------------------------------------------------------------
                      North America                              4.0                   3.8            (4.1)                  8.6
                      --------------------------------------------------------------------------------------------------------------
                       Europe                                    3.8                   4.5            16.7                   8.9
                      --------------------------------------------------------------------------------------------------------------
                      Asia                                      15.7                  29.0            85.0                  41.2
                      --------------------------------------------------------------------------------------------------------------
      Overseas total                                            23.6                  37.4            58.6                  58.8
      ------------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2003 Interim)



      3. Consolidated Volume of Order and Orders backlog by Business Segment   (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                              Percentage
      Volume of order                                 FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
                      Measuring instruments                      5.5                   6.0             8.7                  12.1
                      --------------------------------------------------------------------------------------------------------------
                      Automated test equipment                  39.8                  74.2            86.0                  89.3
                      --------------------------------------------------------------------------------------------------------------
      Total volume of orders                                    45.4                  80.2            76.6                 101.4
      ------------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------------
                                                                                              Percentage
      Orders backlog                                  FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
                      Measuring instruments                      1.5                   1.3           (16.9)                  1.3
                      --------------------------------------------------------------------------------------------------------------
                      Automated test equipment                  15.7                  33.4           111.9                  15.4
                      --------------------------------------------------------------------------------------------------------------
      Total orders backlog                                      17.3                  34.7           100.1                  16.7
      ------------------------------------------------------------------------------------------------------------------------------


      (Note) The amount of incoming orders for any given period consists of the sum of the revenues for such period and the amount of backlog at the end of such period less the backlog at the end of the previous fiscal year. Incoming orders are recorded as such once a written customer order is received.


      4. Consolidated Volume of Production by Business Segment                (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
                      Measuring instruments                      5.8                   5.3            (9.2)                 13.1
                      --------------------------------------------------------------------------------------------------------------
                      Automated test equipment                  30.6                  53.5            74.7                  71.3
                      --------------------------------------------------------------------------------------------------------------
      Total volume of production                                36.5                  58.9            61.2                  84.4
      ------------------------------------------------------------------------------------------------------------------------------

      (Note) Volume of production is calculated based on sales price (net of applicable consumption taxes), using the actual sales price for products sold and expected sales price for any unsold product.



      5. Consolidated Cash Flows                                              (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
                      Operating activities                       1.9                  13.3           601.4                   4.9
                      --------------------------------------------------------------------------------------------------------------
                      Investing activities                      (5.1)                 (2.2)              -                  (8.4)
                      --------------------------------------------------------------------------------------------------------------
                      (Free cash flows)                         (3.2)                 11.0               -                  (3.4)
                      --------------------------------------------------------------------------------------------------------------
                      Financing activities                     (12.3)                 (2.6)              -                 (14.4)
                      --------------------------------------------------------------------------------------------------------------
      Total cash flows                                         (15.6)                  8.4               -                 (17.9)
      ------------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of period                89.4                  94.6             5.7                  87.3
      ------------------------------------------------------------------------------------------------------------------------------


      6. Consolidated Outstanding Interest-bearing liabilities                (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                     FY2002 interim        FY2003 interim       change (%)                FY2002
      ==============================================================================================================================
                      Bonds and warrant bonds                   26.7                  26.7               -                  26.7
                      --------------------------------------------------------------------------------------------------------------
                      Loans and lease obligations                0.1                   0.2             7.4                   0.3
                      --------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                        26.8                  26.9             0.1                  27.0
      ------------------------------------------------------------------------------------------------------------------------------


      7. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses
                                                                              (In billion yen; truncated after the hundred million)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
      Capital expenditures                                       4.3                   2.1           (49.9)                  7.5
      ------------------------------------------------------------------------------------------------------------------------------
      Depreciation and amortizaton                               5.5                   4.8           (13.0)                 10.9
      ------------------------------------------------------------------------------------------------------------------------------
      Research and development expenses                         11.5                  10.7            (7.2)                 23.6
      ------------------------------------------------------------------------------------------------------------------------------


      8. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                        (Persons)
      ------------------------------------------------------------------------------------------------------------------------------
                                                                                               Percentage
                                                      FY2002 interim        FY2003 interim      change (%)                FY2002
      ==============================================================================================================================
      Unconsolidated                                           1,875                 1,446           (22.9)                1,607
      ------------------------------------------------------------------------------------------------------------------------------
                      Domestic affiliates                      1,442                 1,401            (2.8)                1,154
                      --------------------------------------------------------------------------------------------------------------
                      Overseas affiliates                        816                   732           (10.3)                  758
                      --------------------------------------------------------------------------------------------------------------
      Affiliates total                                         2,258                 2,133            (5.5)                1,912
      ------------------------------------------------------------------------------------------------------------------------------
      Consolidated full-time employee total                    4,133                 3,579           (13.4)                3,519
      ------------------------------------------------------------------------------------------------------------------------------

      Temporary employees                                        373                   437            17.2                   430
      ==============================================================================================================================
      Consolidated total                                       4,506                 4,016           (10.9)                3,949

                           Advantest Corporation - Consolidated (FY2003 Interim)


      9. Supplemental Segment Information

      Geographic Segment Information (Based on Location of Advantest and its Affiliates)


      ------------------------------------------------------------------------------------------------------------------------
                                                       FY2002 interim      Percentage     FY2003 interim      Percentage
                                                                              (%)                                (%)
      ------------------------------------------------------------------------------------------------------------------------
      Japan
               Sales to unaffiliated customers                 23,669               -             36,269               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                              11,177               -             18,682               -
               ---------------------------------------------------------------------------------------------------------------
          Net sales                                            34,846           100.0             54,951           100.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                   39,890           114.5             50,005            91.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                              (5,044)          (14.5)             4,946             9.0
      ------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------
      North America
               Sales to unaffiliated customers                  6,501               -             10,140               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                               1,305               -              1,120               -
               ---------------------------------------------------------------------------------------------------------------
           Net sales                                            7,806           100.0             11,260           100.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                    8,206           105.1             10,988            97.6
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                (400)           (5.1)               272             2.4
      ------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------
      Europe
               Sales to unaffiliated customers                  4,473               -              5,855               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                                 203               -                301               -
               ---------------------------------------------------------------------------------------------------------------
          Net sales                                             4,676           100.0              6,156           100.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                    4,456            95.3              5,259            85.4
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                                 220             4.7                897            14.6
      ------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------
      Asia
               Sales to unaffiliated customers                  6,470               -             10,022               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                               1,363               -              1,808               -
               ---------------------------------------------------------------------------------------------------------------
          Net sales                                             7,833           100.0             11,830           100.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                    6,818            87.0             10,960            92.6
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                               1,015            13.0                870             7.4
      ------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------
      Elimination and corporate
               Sales to unaffiliated customers                      -               -                  -               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                             (14,048)              -            (21,911)              -
               ---------------------------------------------------------------------------------------------------------------
          Net sales                                           (14,048)              -            (21,911)              -
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                  (11,302)              -            (19,365)              -
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                              (2,746)              -             (2,546)              -
      ------------------------------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------------------------------
      Consoliated
               Sales to unaffiliated customers                 41,113               -             62,286               -
               ---------------------------------------------------------------------------------------------------------------
               Intersegment sales                                   -               -                  -               -
               ---------------------------------------------------------------------------------------------------------------
          Net sales                                            41,113           100.0             62,286           100.0
      ------------------------------------------------------------------------------------------------------------------------
          Operating expenses                                   48,068           116.9             57,847            92.9
      ------------------------------------------------------------------------------------------------------------------------
          Operating income (loss)                              (6,955)          (16.9)             4,439             7.1
      ------------------------------------------------------------------------------------------------------------------------




                                                                 (Rounded to the nearest million yen)
      -----------------------------------------------------------------------------------------------
                                                           FY2002                Percentage
                                                                                    (%)
      -----------------------------------------------------------------------------------------------
      Japan
               Sales to unaffiliated customers             53,622                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                          29,373                         -
               --------------------------------------------------------------------------------------
          Net sales                                        82,995                      100.0
      -----------------------------------------------------------------------------------------------
          Operating expenses                               94,399                      113.7
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                         (11,404)                     (13.7)
      -----------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------
      North America
               Sales to unaffiliated customers             15,443                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                           2,455                         -
               --------------------------------------------------------------------------------------
           Net sales                                       17,898                     100.0
      -----------------------------------------------------------------------------------------------
          Operating expenses                               18,627                     104.1
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                            (729)                     (4.1)
      -----------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------
      Europe
               Sales to unaffiliated customers             11,112                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                             401                         -
               --------------------------------------------------------------------------------------
          Net sales                                        11,513                     100.0
      -----------------------------------------------------------------------------------------------
          Operating expenses                               10,285                      89.3
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                           1,228                      10.7
      -----------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------
      Asia
               Sales to unaffiliated customers             17,563                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                           2,990                         -
               --------------------------------------------------------------------------------------
          Net sales                                        20,553                     100.0
      -----------------------------------------------------------------------------------------------
          Operating expenses                               19,311                      94.0
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                           1,242                       6.0
      -----------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------
      Elimination and corporate
               Sales to unaffiliated customers                  -                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                         (35,219)                        -
               --------------------------------------------------------------------------------------
          Net sales                                       (35,219)                        -
      -----------------------------------------------------------------------------------------------
          Operating expenses                              (28,139)                        -
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                          (7,080)                        -
      -----------------------------------------------------------------------------------------------

      -----------------------------------------------------------------------------------------------
      Consoliated
               Sales to unaffiliated customers             97,740                         -
               --------------------------------------------------------------------------------------
               Intersegment sales                               -                         -
               --------------------------------------------------------------------------------------
          Net sales                                        97,740                     100.0
      -----------------------------------------------------------------------------------------------
          Operating expenses                              114,483                     117.1
      -----------------------------------------------------------------------------------------------
          Operating income (loss)                         (16,743)                    (17.1)
      -----------------------------------------------------------------------------------------------


      (Note) General corporate operating expenses included under "elimination and corporate" was (Y)3,683 million in FY2002 interim, (Y)4,172 million in FY2003 interim and (Y)9,281 million in FY2002. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.

    (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

              FY2003 Interim Selected Unconsolidated Financial Data
                      (Six months ended September 30, 2003)



                                                                October 28, 2003

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
                                                          -------------------------------------
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama,  Representative Board Director, President of Corporate
                                                     Executive Officers and COO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3342-7500

Date of Board meeting to approve the
financial results                                  : October 28, 2003
Payment of interim dividend                        : Yes
Date to payment of interim dividend                : December 10, 2003
Adoption of the unit share                         : Yes (each unit comprises
(tangenkabu) system                                  100 shares)

1. Results of FY2003 Interim (April 1, 2003 through September 30, 2003)
(1) Financial Results
---------------------- ---------------------------- ---------------------------- ---------------------------
                                Net sales                Operating income             Ordinary income
---------------------- ----------------- ---------- ----------------- ---------- ---------------- ----------
                            Million yen          %       Million yen          %      Million yen          %
FY2003 interim                  50,846       59.2             1,528        -               2,482       -
FY2002 interim                  31,937      (37.3)           (8,255)       -              (7,763)      -
---------------------- ----------------- ---------- ----------------- ---------- ---------------- ----------
FY2002                          76,686        -             (18,209)       -             (19,084)      -
---------------------- ----------------- ---------- ----------------- ---------- ---------------- ----------
                                Net income             Net income per share
----------------------- --------------------------- ----------------------------
                            Million yen          %                      yen
FY2003 interim                    1,819       -                       18.52
FY2002 interim                   (4,165)      -                     (42.23)
----------------------- ---------------- ---------- ----------------------------
FY2002                          (11,467)      -                    (116.49)
----------------------- ---------------- ---------- ----------------------------

Note 1: Average number of shares outstanding was 98,245,709 shares during FY2003 interim, 98,638,828 shares during FY2002 interim, and 98,445,111 shares during FY2002.
Note 2:  No change in accounting practices was adopted during these periods.
Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes from the corresponding six month period of the previous fiscal year.

(2)  Dividends
----------------------- --------------------------- ----------------------------
                        Interim dividend per share   Total annual dividend per
                                                               share
----------------------- --------------------------- ----------------------------
                                               Yen                          Yen
FY2003 interim                               15.00                          -
FY2002 interim                               20.00                          -
----------------------- --------------------------- ----------------------------
FY2002                                           -                      30.00
----------------------- --------------------------- ----------------------------
Note: In FY2003 interim nil was paid as memorial dividend and nil as special dividend.

(3)  Financial Position

----------------------- ----------------------- ----------------------- ----------------------- -----------------------
                             Total assets        Stockholders' equity   Equity-to-assets ratio   Stockholders' equity
                                                                                                      per share
----------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                 Million yen             Million yen                       %                    Yen
FY2003 interim                         241,173                 179,589                    74.5                1,827.98
FY2002 interim                         244,690                 187,618                    76.7                1,909.49
----------------------- ----------------------- ----------------------- ----------------------- -----------------------
FY2002                                 235,456                 178,253                    75.7                1,814.36
----------------------- ----------------------- ----------------------- ----------------------- -----------------------

Note 1: Number of shares outstanding at the end of each period was 98,244,608 shares in FY2003 interim, 98,255,729 shares in FY2002 interim, and 98,246,359 shares in FY2002, respectively.

Note 2: Number of shares held as treasury stock at the end of each period was 1,538,777 shares in FY2003 interim, 1,527,656 shares in FY2002 interim, and 1,537,026 shares in FY2002, respectively.

(All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan.)

2. Projected Results for FY2003 (April 1, 2003 through March 31, 2004)
----------------------- ------------------ ------------------- ------------------- -------------------------
                            Net sales       Ordinary income        Net income        Annual dividend per
                                                                                            share
                                                                                   ------------
                                                                                    Year end
----------------------- ------------------ ------------------- ------------------- ------------ ------------
                              Million yen         Million yen         Million yen          Yen          Yen
FY2003                            119,000               8,800               5,500        15.00        30.00
----------------------- ------------------ ------------------- ------------------- ------------ ------------

(Reference) Projected net income per share for the fiscal year: (Y)55.98

Figures presented in this Earning Digest have been truncated after the million yen.

For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.


                             (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                      Advantest Corporation-Unconsolidated (FY2003 Interim)

(Interim Unconsolidated Financial Statements)

(Interim Balance Sheets)
-----------------------------------------------------------------------------------------------------------------
                                         FY2002 interim          FY2003 interim         Summary balance sheet of
                                    (As of September 30,    (As of September 30,                FY2002
                                           2002)                    2003)                (As of March 31, 2003)
-----------------------------------------------------------------------------------------------------------------
                                       Amount      Percentage     Amount      Percentage   Amount      Percentage
                            Notes (in million yen)    (%)     (in million yen)   (%)    (in million yen)  (%)
-----------------------------------------------------------------------------------------------------------------
  (Assets)
  I Current Assets
   1. Cash and deposits           63,588                         60,139                 56,949
   2. Trade notes receivables      1,370                          1,022                    901
   3. Accounts receivable         22,559                         36,540                 32,838
   4. Inventories                 34,553                         25,586                 27,218
   5. Other receivables            4,140                          1,042                  1,702
   6. Deferred tax assets         11,188                         11,050                 12,278
   7. Other                       10,736                          9,469                  8,766
   8. Allowance for doubtful           -                            (10)                     -
      accounts
                              ----------                     ----------               --------

     Total current assets                148,136       60.5             144,841  60.1             140,656  59.7
                                      ----------                     ----------               ----------
  II Noncurrent assets
   (1) Property, plant and   *1,2
   equipment
     1 . Buildings                19,697                         18,016                   18,780
     2. Land                      17,916                         18,141                   18,133
   3. Other                        9,315                          6,516                    7,484
                               ---------                     ----------                ---------

       Total property,                    46,928       19.2              42,674  17.7              44,399  18.9
       plant and
       equipment
                                       ---------                     ----------        ---------

   (2) Intangible fixed                    5,408        2.2               3,295   1.4               3,990   1.7
   assets
                                       ---------                     ----------        ---------
 (3) Investments and other
           assets
     I. Investments in            15,562                         16,216                   15,512
     associated
         companies
     2. Deferred tax assets       22,041                         25,071                   24,999
   3. Other                        6,613                          9,073                    5,899
                               ---------                     ----------               ----------
       Total investments                  44,216       18.1              50,361  20.8              46,410  19.7
       and other
       assets
                                       ---------                     ----------                 ---------

     Total noncurrent assets              96,553       39.5              96,331  39.9              94,799  40.3
                                       ---------                     ----------                ---------
      Total assets                       244,690      100.0             241,173 100.0             235,456 100.0
                                       ---------                     ----------                ---------


                             (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                      Advantest Corporation-Unconsolidated (FY2003 Interim)

-----------------------------------------------------------------------------------------------------------------
                                         FY2002 interim          FY2003 interim         Summary balance sheet of
                                    (As of September 30,    (As of September 30,                FY2002
                                           2002)                    2003)                (As of March 31, 2003)
-----------------------------------------------------------------------------------------------------------------
                                       Amount      Percentage     Amount      Percentage   Amount      Percentage
                            Notes (in million yen)    (%)     (in million yen)   (%)    (in million yen)  (%)
-----------------------------------------------------------------------------------------------------------------
  (Liabilities)
  I Current liabilities
   1. Trade accounts payable         11,634                   15,849                    10,371
   2. Income tax payable                 14                       14                        28
   3. Allowance for product           1,278                    1,514                     1,658
       warranty
   4. Other                           6,650                    8,710                     9,695
                                   --------                 --------                  --------
     Total current liabilities               19,577    8.0             26,088    10.8              21,754    9.2
                                            -------                  --------                     -------
  II Noncurrent liabilities
   l. Bonds                          26,700                   24,500                    24,500
   2. Long-term borrowings      *2      147                      104                       125
   3. Allowance for retirement        8,613                    8,695                     8,510
       benefits
   4. Allowance for officers'         1,153                    1,235                     1,426
       retirement benefits
   5. Other                             880                      961                       884
                                   --------                 --------                  --------
     Total noncurrent                        37,494   15.3             35,496   14.7               35,447   15.1
     liabilities
                                            -------                  --------                     -------
     Total liabilities                       57,071   23.3             61,584   25.5               57,202   24.3
                                            -------                  --------                     -------
  (Stockholders' equity)
  I Common stock                             32,362   13.2             32,362   13.4               32,362   13.7
  II Capital surplus
   1. Additional paid-in capital     32,973                   32,973                    32,973
                                    -------                 --------                  --------

     Total capital surplus                   32,973   13.5             32,973   13.7               32,973   14.0
                                            -------                  --------                    --------
  III Retained earnings
   1. Legal reserve                   3,083                    3,083                     3,083
   2. Voluntary reserve             133,942                  119,942
                                                                                       133,942
3. Unappropriated earnings at             -                    3,999                         -
       end of period
 4. Undisposed deficit at end         1,570                       -                     10,837
       of period
                                   --------                 --------                  --------

     Total retained earnings                135,454   55.4            127,025   52.7              126,187   53.6
                                          ---------                  --------                    --------
  IV Net unrealized holding                     (56)  (0.0)               404    0.2                 (104)  (0.0)
     gains on other securities
  V Treasury stock                          (13,115)  (5.4)           (13,176)  (5.5)             (13,165)  (5.6)
                                          ---------                  --------                    --------
     Total stockholders' equity             187,618   76.7            179,589   74.5              178,253   75.7
                                          ---------                  --------                    --------
     Total liabilities and                  244,690  100.0            241,173  100.0              235,456  100.0
     stockholders' equity
                                          ---------                  --------                   ---------

 (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                          Advantest Corporation-Unconsolidated (FY2003 Interim)



(Interim Statements of Income)
-----------------------------------------------------------------------------------------------------------------
                                         FY2002 interim          FY2003 interim         Summary statement of income
                                    (April 1, 2002 through     (April 1, 2003 through         of FY2002
                                      September 30, 2002)        September 30, 2003)      (April 1, 2002 through
                                                                                              March 31, 2003)
-----------------------------------------------------------------------------------------------------------------
                                       Amount      Percentage     Amount      Percentage   Amount      Percentage
                            Notes (in million yen)    (%)     (in million yen)   (%)    (in million yen)  (%)
-----------------------------------------------------------------------------------------------------------------

  I Net sales                                31,937   100.0            50,846  100.0           76,686   100.0
  11 Cost of sales                           20,242    63.4            30,072   59.1           49,163    64.1
                                           --------                  --------                --------
       Gross profit                          11,694    36.6            20,773   40.9           27,523    35.9
  III Selling, general and                   19,950    62.5            19,245   37.9           45,732    59.6
     administrative expenses
                                           --------                  --------                --------

   Operating income (loss)                  (8,255)   (25.9)            1,528    3.0          (18,209)  (23.7)
  IV Non-operating income      *1             2,217     7.0             2,702    5.3            4,307     5.6
  V Non-operating expenses     *2             1,724     5.4             1,747    3.4            5,182     6.8
                                           --------                  --------                --------
   Ordinary income (loss)                   (7,763)   (24.3)            2,482    4.9          (19,084)  (24.9)
                                           --------                  --------                --------
       Income (loss) before                 (7,763)   (24.3)            2,482    4.9          (19,084)  (24.9)
       income
       taxes
       Income taxes                   43                        44                        43
   Income taxes- deferred         (3,641)   (3,597)   (11.3)   618        662    1.3  (7,659)  (7,616)   (9.9)
                                  ------- --------            ----   --------        ------- --------
       Net income (loss)                    (4,165)   (13.0)            1,819    3.6          (11,467)  (15.0)
       Retained earnings                     2,595                      2,180                   2,595
       brought forward
       Loss from disposition                     -                          0                       -
       of treasury stock
       Interim dividend                          -                          -                   1,965
                                            ------                    -------                 -------
       Unappropriated                            -                      3,999                       -
       earnings at
       end of period
       Undisposed deficit at                 1,570                          -                  10,837
       end of period
                                           -------                    -------                 -------


   (All Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                         Advantest Corporation - Unconsolidated (FY2003 Interim)

Significant Accounting Policies in the Preparation of Unconsolidated Interim Financial Statements


----------------------------------------------------------------------------------------------
FY2002 interim                       FY2003 interim                         FY2002
(April 1, 2002                   (April 1, 2003 through           (April 1, 2002 through
through September 30, 2002)        September 30, 2003)                 March 31, 2003)
----------------------------------------------------------------------------------------------


1. Valuation of assets         1. Valuation of assets               1. Valuation of assets
  (1) Securities                  (1) Securities                       (1) Securities

      Investments in                  Investments in                       Investments in
      associated companies            associated companies                 associated companies

       Stated at cost using           Same as described on the left.       Same as described on the left.
       the moving average
       method.

      Other securities                Other securities                     Other securities

        Securities with fair            Securities with fair value            Securities with fair value
        value                           value

      Stated at fair value               Same as described on the                Stated at fair value based on
      based on market prices             left.                                   market prices at the end of
      at the end of interim                                                      fiscal year.  (Unrealized
      period. (Unrealized                                                        holding gains and losses are
      holding gains and                                                          accounted for as a component
      losses are accounted                                                       of stockholders' equity;
      for as a component of                                                      cost of other securities sold
      stockholder's equity;                                                      is determined using the
      cost of other                                                              moving average method.)
      securities sold is
      determined using the
      moving average method.)

      Securities not practicable        Securities not practicable            Securities not practicable
      to estimate fair value            to estimate fair value                to estimate fair value

     Stated at cost using the            Same as described on the left.         Same as described on the left.
     moving average method.


(2) Derivatives                  (2) Derivatives                       (2) Derivatives

    Stated at fair value.            Same as described on                  Same as described on the left.
                                     the left.

(3) Inventories                  (3) Inventories                       (3) Inventories

    Finished products                Same as described on                  Same as described on the left.
                                     the left.

      Stated at cost using the
      periodic average method.

    Raw material

      Stated at lower of cost
      or market using the
      periodic average method.

    Work in progress

      Stated at cost using the
      periodic average method.

    Supplies

      Stated at cost using the
      specific identification
      method.

2. Depreciation and amortization    2. Depreciation and             2. Depreciation and amortization
                                       amortization

   (1) Depreciation of property,       (1) Depreciation of property,   (1) Depreciation of property,
       plant and equipment                 plant and equipment             plant and equipment

        Computed using the declining       Same as described on            Same as described on the left.
        balance method.                    the left.

        However, buildings
        (excluding attached
        improvements) acquired
        on or after April 1,
        1998 are depreciated
        using the straight
        line method.


(All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                         Advantest Corporation - Unconsolidated (FY2003 Interim)

FY2002 interim (April 1, 2002 through    FY2003 interim (April 1, 2003          FY2002 (April 1, 2002 through March
September 30, 2002)                      through September 30, 2003)            31, 2003)

(2) Amortization of intangible fixed     (2) Amortization of intangible fixed   (2) Amortization of intangible fixed
assets                                   assets                                 assets

Computed using the straight line         Same as described on the left.         Same as described on the left.
method.

Software for internal use is amortized
using the straight line method over
its estimated useful life of 5 years.

3. Significant allowances                3. Significant allowances              3. Significant allowances

(1) Allowance for doubtful accounts      (1) Allowance for doubtful accounts    (1) Allowance for doubtful accounts
To prepare for credit losses on          Same as described on the left.         Same as described on the left.
accounts receivable and loans, etc.,
an allowance equal to the estimated
amount of uncollectible receivables is
provided for general receivables based
on historical write-off ratio, and for
bad receivables based on case-by-case
determination of collectibility.

(2) Allowance for product warranty       (2) Allowance for product warranty     (2) Allowance for product warranty
To reasonably account for repair costs   Same as described on the left.         To reasonably account for repair
covered under product warranty in the                                           costs covered under product warranty
respective period from which they                                               in the respective period from which
arise, the allowance for a given year                                           they arise, the allowance for a
is provided in an amount determined                                             given year is provided in an amount
based on the ratio of repair costs in                                           determined based on the ratio of
that year to net sales in the                                                   repair costs in that year to net
preceding year.                                                                 sales in the preceding year.

(3) Allowance for retirement benefits    (3) Allowance for retirement benefits  (3) Allowance for retirement benefits
To provide for employee retirement       To provide for employee retirement     To provide for employee retirement
benefits, an allowance for retirement    benefits, an allowance for             benefits, an allowance for
benefits is provided in the amount       retirement benefits is provided in     retirement benefits is determined
deemed to have accrued at the end of     the amount deemed to have accrued at   based on the estimated retirement
the interim period, determined based     the end of the interim period,         benefit obligations and pension
on the estimated retirement benefit      determined based on the estimated      assets at the end of the fiscal year.
obligations and pension assets at the    retirement benefit obligations and
end of the fiscal year.                  pension assets at the end of the
                                         fiscal year.

Past service liabilities are amortized   Past service liabilities are           Past service liabilities are
on a straight line basis over fixed      amortized on a straight line basis     amortized on a straight line basis
years (17 years) within the average      over fixed years (17 years) within     over fixed years (17 years) within
remaining years of service of            the average remaining years of         the average remaining years of
employees and recorded as expense.       service of employees and recorded as   service of employees and recorded as
                                         expense.                               expense.

Any actuarial gains and losses are       Any actuarial gains and losses are     Any actuarial gains and losses are
amortized on a straight line basis       amortized on a straight line basis     amortized on a straight line basis
over fixed years (17 years) within the   over fixed years (17 years) within     over fixed years (17 years) within
average remaining years of service of    the average remaining years of         the average remaining years of
employees, and the amount is recorded    service of employees, and the amount   service of employees, and the amount
in the fiscal year subsequent to its     is recorded in the fiscal year         is recorded in the fiscal year
occurrence.                              subsequent to its occurrence.          subsequent to its occurrence.

(All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                         Advantest Corporation --Unconsolidated (FY2003 Interim)

FY2002 interim                           FY2003 interim                                 FY2002
(April 1, 2002 through                   (April 1, 2003 through                         (April 1, 2002 through
September 30, 2002)                      September 30, 2003)                            March 31, 2003)

                                         (Additional information)

                                             In connection with the
                                         implementation of the Defined Benefit
                                         Corporate Pension Law, Advantest
                                         received approval from the Minister of
                                         Health and Labor on August 1, 2003 to
                                         be exempted from obligation for
                                         benefits related to future employee
                                         service under the substitutional
                                         portion of its Employee Pension Fund
                                         Plans.

                                             The amount required to be
                                         transferred to the government (minimum
                                         policy reserve) determined as of the
                                         end of the interim period is Y5,150
                                         million. Assuming that such amount
                                         (minimum policy reserve) is paid at the
                                         end of the interim period, an estimated
                                         gain of Yl,506 million(extraordinary
                                         gains) will arise based on provision
                                         44-2 of "Implementation Guidelines to
                                         Accounting for Post-Employment Benefits
                                         (Tentative)" (JICPA Accounting
                                         Standards Committee Report No. 13).

(4) Allowance for officers' retirement   (4) Allowance for officers'            (4) Allowance for officers'
     benefits                                 retirement benefits                    retirement benefits

        To provide for officers'                 Same as described on the               To provide for officers'
     retirement benefits, an allowance        left.                                  retirement benefits, an
     is provided for the aggregate                                                   allowance is provided for the
     amount payable at the end of the                                                aggregate amount payable at the
     interim period pursuant to the                                                  end of the fiscal year pursuant
     company's roles on officers'                                                    to the company's roles on
     retirement benefits.                                                            officers' retirement benefits.

4.   Accounting treatment of lease      4. Accounting treatment of lease        4. Accounting treatment of lease
     transactions                          transactions                            transactions

        Finance lease transactions not           Same as described on the               Same as described on the
     involving a transfer of title to         left.                                  left.
     the lessee are accounted in the
     same way as usual operating lease
     transactions.

5.   Accounting treatment of hedges     5. Accounting treatment of hedges       5.  Accounting treatment of hedges

        Not applicable.                          Same as described on the               Same as described on the
                                              left.                                  left.

6.   Other significant accounting       6. Other significant accounting         6. Other significant accounting
     policies                              policies                                policies

        Accounting treatment of                  Accounting treatment of                Accounting treatment of
     consumption taxes                        consumption taxes                      consumption taxes

           Consumption taxes and local              Consumption taxes and                  Same as described on the
        consumption taxes are                    local consumption taxes are            left.
        accounted using the net-of-tax           accounted using the
        method, and are included in              net-of-tax method.
        "Other" under current assets
        after being offset by suspense
        payment and suspense receipt
        of consumption taxes.

   (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                         Advantest Corporation - Unconsolidated (FY2003 Interim)

Additional Information



--------------------------------------------------------------------------------------------------------------

            FY2002 interim                        FY2003 interim                        FY2002
          (April 1, 2002 through          (April 1, 2003 through                  (April 1, 2002 through
         September 30, 2002)                 September 30, 2003)                    March 31, 2003)
--------------------------------------------------------------------------------------------------------------
(Accounting treating of treasury                -------------                           -------------
stock and reversal of legal
reserve)

 Beginning in this interim period,
 Advantest has adopted the
 "Accounting Standard for Treasury
 Stock and Reversal of Legal
 Reserve" (ASB Statement No. 1),
 which became effective on April 1,
 2002. The adoption of this new
 standard had no material effect on
 the results of this interim
 period.

 Due to the amendment of the
 Regulations Regarding Interim
 Financial Statements, etc.,
 stockholders' equity on the
 balance sheet of this interim
 period has been prepared in
 accordance with the amended
 regulations.
--------------------------------------------------------------------------------------------------------------


    Notes


    (Notes to Interim Balance Sheets)
--------------------------------------------------------------------------------------------------------------
            FY2002 interim                       FY2003 interim                         FY2002
     (As of September 30, 2002)          (As of September 30, 2003)            (As of March 31, 2003)
--------------------------------------------------------------------------------------------------------------
  *1. Accumulated depreciation of      *1. Accumulated depreciation of      *1. Accumulated depreciation of
      property, plant and equipment        property, plant and equipment         property, plant and equipment
                  (Y)51,693 million                    (Y)53,691 million                     (Y)52,354 million
--------------------------------------------------------------------------------------------------------------
  *2. Assets pledged as collateral     *2. Assets pledged as collateral     *2. Assets pledged as collateral
          Buildings  (Y)227 million           Buildings  (Y)215 million           Buildings   (Y)221 million
          Land       (Y)193 million           Land       (Y)193 million           Land        (Y)193 million
          -------------------------           -------------------------           --------------------------
            Total    (Y)421 million             Total    (Y)409 million            Total     (Y)415 million
   Liabilities secured by the above     Liabilities secured by the above     Liabilities secured by the above

          Long-term   (Y)60 million            Long-term  (Y)45 million            Long-term  (Y)52 million
          borrowings                           borrowings                          borrowings
--------------------------------------------------------------------------------------------------------------

  *3. Guarantee liabilities            *3. Guarantee liabilities                 *3. Guarantee liabilities

      A loan guarantee or guarantee        A loan guarantee or guarantee             A loan guarantee or guarantee
      commitment has been extended to      commitment has been extended              commitment has been extended to
      the following persons:               to the following person:                  the following person:

     Outstanding loan guarantee            Outstanding guarantee                     Outstanding guarantee
                                           commitment                                commitment

          Advantest  Y98 million             Yokohama Image                      Yokohama Image
          America, Inc.                      Communication(Y)46 million            Communication (Y)67 million
                                             Techno Station, Ltd                 Techno Station, Ltd

       Outstanding guarantee
       commitment

        Yokohama Image
        Communication Y87 million
        Techno Station, Ltd
--------------------------------------------------------------------------------------------------------------


 (All unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                        Advantest Corporation - Unconsolidated (FY2003 Interim)



(Notes to Interim Statement of Income)
-----------------------------------------------------------------------------------------------------------------------
             FY2002 interim                      FY2003 interim                          FY2002
          (April 1, 2002 through               (April I, 2003 through             (April 1, 2002 through
           September 30, 2002)                  September 30, 2003)                 March 31, 2003)
-----------------------------------------------------------------------------------------------------------------------

  * l. Significant components of           *1. Significant components of        *1. Significant components of non-
       non-operating income                    non-operating income                 operating income

       Interest income  (Y)118 million         Interest income     (Y)61 million     Interest income    (Y)190 million

       Dividends income (Y)859 million         Dividends income (Y)1,482 million     Dividends income (Y)1,712 million

       Lease income   (Y)1,067 million         Lease income       (Y)944 million     Lease income     (Y)2,126 million
-----------------------------------------------------------------------------------------------------------------------
  *2. Significant components of            *2. Significant components of        *2. Significant components of non-
      non-operating expenses                   non-operating expenses               operating expenses

      Interest expenses  (Y)240 million        Interest expenses  (Y)235 million     Interest expenses  (Y)474 million
      Expenses related to                      Expenses related to                   Expenses related to
      leased equipment   (Y)948 million        leased equipment   (Y)835 million     leased equipment   (Y)1,898 million

      Foreign exchange   (Y)186 million        Foreign exchange   (Y)368 million
      loss                                     loss
-----------------------------------------------------------------------------------------------------------------------
  *3. Depreciation and amortization        *3. Depreciation and amortization    *3. Depreciation and amortization

      Property, plant (Y)2,372 million         Property, plant (Y)2,085 million     Property, plant (Y)4,870 million
      and equipment                            and equipment                        and equipment

     Intangible fixed (Y)1,028 million         Intangible fixed  (Y)769 million     Intangible fixed (Y)2,525 million
     assets                                    assets                               assets
--------------------------------------------------------------------------------------------------------------



    (Notes Relating to Securities)

     None of the equity securities held by Advantest during FY2002 interim, FY2003 interim and FY2002 in its subsidiaries and associated companies is practicable to estimate fair value.